SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                              (Amendment No. 3)

                            America West Airlines, Inc.
                              -------------------
                                (Name of Issuer)

                          Class A Common Stock, $.01 par value
                          Class B Common Stock, $.01 par value
                          Warrants to Purchase Class B Common
                            Stock
                          ----------------------------
                         (Title of Class of Securities)

                                  023650 302
                                  023650 203
                                  023650 112
                                --------------
                                (CUSIP Numbers)


                             Richard J. Cooper, Esq.
                      Cleary, Gottlieb, Steen & Hamilton
                              One Liberty Plaza
                          New York, New York  10006
                               (212) 225-2000
             ----------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               February 14, 1996
                                --------------
                       (Date of Event which Requires
                          Filing of this Statement)



          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement
[ ].

                                 SCHEDULE 13D

CUSIP Nos.  023650 302, 023650 203, 023650 112
          ------------
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TPG Partners, L.P.
     75-2473270
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a) | x|

  (b) |  |

_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    SOURCE OF FUNDS

     WC
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
      |__|


_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

_________________________________________________________________
              7   SOLE VOTING POWER

              CLASS A COMMON STOCK     642,078
              CLASS B COMMON STOCK   5,740,865
              WARRANTS               1,584,706
 NUMBER OF
____________________________________________________________
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY     CLASS A COMMON STOCK   1,200,000
   EACH       CLASS B COMMON STOCK  13,605,766
              WARRANTS               4,898,765
   ____________________________________________________________
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH       CLASS A COMMON STOCK     642,078
              CLASS B COMMON STOCK   5,740,865
              WARRANTS               1,584,706
____________________________________________________________
              10  SHARED DISPOSITIVE POWER

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK  13,605,766
              WARRANTS               4,898,765

______________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK  13,605,766
              WARRANTS               4,898,765
_______________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

_______________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              CLASS A COMMON STOCK   100.0%
              CLASS B COMMON STOCK    27.7%
              WARRANTS                47.2%

________________________________________________________________
14   TYPE OF REPORTING PERSON

       PN
________________________________________________________________

                                 SCHEDULE 13D

CUSIP Nos.  023650 302, 023650 203, 023650 112
          ------------
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     TPG Parallel I, L.P.
     75-2544886
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a) | x|

  (b) |  |

_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    SOURCE OF FUNDS

     WC
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
      |__|


_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

_________________________________________________________________
              7   SOLE VOTING POWER

              CLASS A COMMON STOCK      64,699
              CLASS B COMMON STOCK     578,477
              WARRANTS                 159,682
 NUMBER OF
____________________________________________________________
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY     CLASS A COMMON STOCK   1,200,000
   EACH       CLASS B COMMON STOCK  13,605,766
              WARRANTS               4,898,765
   ____________________________________________________________
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH       CLASS A COMMON STOCK     64,699
              CLASS B COMMON STOCK    578,477
              WARRANTS                159,682
____________________________________________________________
              10  SHARED DISPOSITIVE POWER

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK  13,605,766
              WARRANTS               4,898,765

______________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK  13,605,766
              WARRANTS               4,898,765
_______________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

_______________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              CLASS A COMMON STOCK     100.0%
              CLASS B COMMON STOCK      27.7%
              WARRANTS                  47.2%

________________________________________________________________
14   TYPE OF REPORTING PERSON

       PN
________________________________________________________________

                                 SCHEDULE 13D

CUSIP Nos.  023650 302, 023650 203, 023650 112
          ------------
_________________________________________________________________
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Air Partners II, L.P.
     75-2553295
_________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
  (a) | x|

  (b) |  |

_________________________________________________________________
3    SEC USE ONLY

_________________________________________________________________
4    SOURCE OF FUNDS

     WC
_________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
      |__|


_________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS
_________________________________________________________________
              7   SOLE VOTING POWER

              CLASS A COMMON STOCK      67,718
              CLASS B COMMON STOCK     605,476
              WARRANTS                 167,135
 NUMBER OF
____________________________________________________________
  SHARES      8   SHARED VOTING POWER
BENEFICIALLY
 OWNED BY     CLASS A COMMON STOCK   1,200,000
   EACH       CLASS B COMMON STOCK  13,605,766
              WARRANTS               4,898,765
   ____________________________________________________________
 REPORTING    9   SOLE DISPOSITIVE POWER
  PERSON
   WITH       CLASS A COMMON STOCK     67,718
              CLASS B COMMON STOCK    605,476
              WARRANTS                167,135
____________________________________________________________
              10  SHARED DISPOSITIVE POWER

              CLASS A COMMON STOCK   1,200,000
              CLASS B COMMON STOCK  13,605,766
              WARRANTS               4,898,765

______________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              CLASS A COMMON STOCK    1,200,000
              CLASS B COMMON STOCK   13,605,766
              WARRANTS                4,898,765
_______________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES

_______________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              CLASS A COMMON STOCK     100.0%
              CLASS B COMMON STOCK      27.7%
              WARRANTS                  47.2%

________________________________________________________________
14   TYPE OF REPORTING PERSON

       PN
________________________________________________________________

     This amendment No. 3 (this "Amendment") amends and supplements the Schedule 13D filed on September 6, 1994, as amended by Amendment No. 1 filed on November 22, 1995 and Amendment No. 2 filed on January 30, 1996 (the "Schedule 13D"), of TPG Partners, L.P. ("TPG"), TPG Parallel I, L.P.
("TPG Parallel") and Air Partners II, L.P. ("Air Partners II", and collectively with TPG and TPG Parallel, the "Filing Parties"), with respect to the Class A Common Stock, $ 0.01 par value per share (the "Class A Common"), the Class B Common Stock, $0.01 par value per share (the "Class B Common"), and the Warrants to Purchase Class B Common (the "Warrants") of America West Airlines, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.


Item 4.   Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended by inserting the following paragraphs immediately prior to the final paragraph thereof.

     On February 14, 1996, each of the Filing Parties, Continental, Mesa and Lehman (collectively, the "Selling Securityholders") entered into and executed a Purchase Agreement (the "Purchase Agreement") and related Pricing Agreement (the "Pricing Agreement") each dated February 14, 1996, among the Company and underwriters represented by Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers Inc. (together, the "Representatives"). The following is a brief description of the Purchase Agreement and the Pricing Agreement, and is qualified in its entirety by reference to such agreements, copies of which are filed as exhibits hereto and incorporated herein by reference. Pursuant to the Purchase Agreement and the Pricing Agrement, the Selling Securityholders have agreed to sell to the underwriters, acting through the Representatives, 6,633,000 shares of Class B Common for resale pursuant to the Company's Registration Statement on Form S-1,
File No. 33-54243, and the related prospectus dated January 29, 1996 and prospectus supplement dated February 14, 1996 to be filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended, at a price of $19.50 per share, less an underwriting discount of $0.93 per share. Of the total of 6,633,000 shares of Class B Common to be sold, 2,404,178 shares are to be sold by TPG, 242,258 shares are to be sold by TPG Parallel, 253,564 shares are to be sold by Air Partners II, 1,633,000 shares are to be sold by Mesa, 1,100,000 shares are to be sold by Continental and 1,000,000 shares are to be sold by Lehman. The closing of the sale of the 6,633,000 shares of Class B Common pursuant to the Purchase Agreement and the Pricing Agreement is expected to occur on February 21, 1996 and is subject to the satisfaction or waiver of certain conditions set forth in the Purchase Agreement. The Purchase Agreement provides that, in connection with the offering, Mesa has granted to the underwriters an option to purchase up to an additional 351,970 shares of Class B Common and Continental has granted to the underwriters an option to purchase up to an additional 258,030 shares of Class B Common, in each case solely to cover over-allotments in connection with the sale of the shares of Class B Common.

     On February 14, 1996, the Filing Parties entered into and executed a Share Exchange Agreement (the "Share Exchange Agreement") dated February 14, 1996 with Continental. The following is a brief description of the Share Exchange
Agreement, and is qualified in its entirety by reference to such agreement, a copy of which is filed as an exhibit hereto and incorporated herein by reference. Pursuant to the Share Exchange Agreement, each of the Filing Parties has agreed to exchange shares of Class B Common for an equal number of shares of Class A Common held by Continental. The aggregate amount of shares of Class B Common which may be exchanged with Continental for an equal number of shares of Class A
Common held by Continental is, in the case of TPG, 138,395 shares, in the case of TPG Parallel, 13,945 shares, and in the case of Air Partners II, 14,596 shares. Closing of the exchange of 80,926 of such shares by the Filing Parties (consisting of 67,090 shares to be exchanged by TPG, 6,760 shares to be exchanged by TPG Parallel and 7,076 shares to be exchanged by Air Partners II) with Continental is conditioned on closing of the sale of shares of Class B Common to the underwriters pursuant to the Purchase Agreement and the Pricing Agreement. Closing of the exchange of up to 86,010 of such shares (consisting of up to 71,305 shares to be exchanged by TPG, up to 7,185 shares to be exchanged by TPG Parallel and up to 7,520 shares to be exchanged by Air Partners II) is conditioned on closing of the sale of the shares of Class B Common pursuant to the underwriters' over-allotment option, if and to the extent exercised. In the Share Exchange Agreement, Continental has also waived its right of first refusal with regard to the sale by the Filing Parties to the underwriters of the shares of Class B Common to be sold by the Filing Parties to the underwriters.


Item 5.   Interest in Securities of the Issuer.

     Items 5(a), (b) and (c) of the Schedule 13D are hereby amended to read in their entirety as follows:

     (a) - (b) At the date hereof, TPG has the sole power to vote and dispose of 642,078 shares of Class A Common, 4,156,159 shares of Class B Common, and 1,584,706 Warrants. The Warrants entitle holders to purchase one share of Class B Common at a price of $12.74 per share. The Class A Common held by TPG represents approximately 53.5% of the 1,200,000 shares of Class A Common outstanding as of December 31, 1995, based on information provided by the Company. The Class B Common held by TPG represents approximately 9.4% of the 44,141,330 shares of Class B Common outstanding as of December 31, 1995, based on information provided by the Company. The Warrants held by TPG represent approximately 15.3% of the 10,380,286 Warrants outstanding as of December 31, 1995, based on information provided by the Company. Assuming exercise of the Warrants, the Class B Common and Warrants held by TPG represent approximately 12.6% of the 45,726,036 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     At the date hereof, TPG Parallel has the sole power to vote and dispose of 64,699 shares of Class A Common, 418,795 shares of Class B Common, and 159,682 Warrants. The Class A Common held by TPG Parallel represents approximately 5.4% of the 1,200,000 shares of Class A Common outstanding as of December 31, 1995, based on information provided by the Company. The Class B Common held by TPG Parallel represents approximately 0.9% of the 44,141,330 shares of Class B Common outstanding as of December 31, 1995, based on information provided by the Company. The Warrants held by TPG Parallel represent approximately 1.5% of the 10,380,286 Warrants outstanding as of December 31, 1995, based on information provided by the Company. Assuming exercise of the Warrants, the Class B Common and Warrants held by TPG Parallel represent approximately 1.3% of the 44,301,012 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     At the date hereof, Air Partners II has the sole power to vote and dispose of 67,718 shares of Class A Common, 438,341 shares of Class B Common, and 167,135 Warrants. The Class A Common held by Air Partners II represents approximately 5.6% of the 1,200,000 shares of Class A Common outstanding as of December 31, 1995, based on information provided by the Company. The Class B Common held by Air Partners II represents approximately 1.0% of the 44,141,330 shares of Class B Common outstanding as of December 31, 1995, based on information provided by the Company. The Warrants held by Air Partners II represent approximately 1.6% of the 10,380,286 Warrants outstanding as of December 31, 1995, based on information provided by the Company. Assuming exercise of the Warrants, the Class B Common and Warrants held by Air Partners II represent approximately 1.4% of the 44,308,465 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     As set forth in Items 5(d) and 6 to the Schedule 13D, the Filing Parties have certain understandings and agreements regarding the voting and disposition of the securities of the Company held by them with GPA Group plc, an Irish public limited company ("GPA"), Continental Airlines, Inc., a Delaware corporation ("Continental") and Mesa Airlines, Inc., a New Mexico corporation ("Mesa"). As a result of these agreements and understandings, the Filing Parties, together with each of GPA, Continental and Mesa, comprise a group within the meaning of
Section 13(d)(3) of the Exchange Act, and each may be deemed to beneficially own the securities of the Company owned by the others. Information concerning the ownership of Class A Common, Class B Common and Warrants by each of GPA, Continental and Mesa is contained in separate Schedules 13D (and amendments thereto) filed by each of GPA, Continental and Mesa.

     On the basis of information contained in the Schedules 13D (as amended as of the date hereof) filed by each of Continental, Mesa and GPA, the Filing Parties, Continental, Mesa and GPA, as a group, beneficially own 1,200,000 shares of Class A Common, 8,707,001 shares of Class B Common, and 4,898,765 Warrants. The aggregate amount of Class A Common beneficially owned by the group represents 100% of the 1,200,000 shares of Class A Common outstanding as of December 31, 1995, based on information provided by the Company. The aggregate amount of Class B Common beneficially owned by the group represents approximately 19.7% of the 44,141,330 shares of Class B Common outstanding as of December 31, 1995, based on information provided by the Company. The aggregate amount of Warrants beneficially owned by the group represents approximately 47.2% of the 10,380,286 Warrants outstanding as of December 31, 1995, based on information provided by the Company. Assuming exercise of the Warrants, the aggregate amount of Class B Common and Warrants beneficially owned by the group represents approximately 27.7% of the 49,040,095 shares of Class B Common which would be assumed to be outstanding upon such exercise.

     Except as described herein, none of the Filing Parties has the sole or shared voting power to vote or the sole or shared power to dispose of any shares of Class A Common, Class B Common or any of the Warrants.

     To the knowledge of the Filing Parties, none of the individuals named in Item 2 has the sole or shared power to vote or the sole or shared power to dispose of any shares of Class A
Common, Class B Common, or of any Warrants.

     (c) Except as stated herein, no transactions in shares of Class A Common, Class B Common or Warrants were effected during the past 60 days by any Filing Party or to the best of their knowledge, any of the individuals identified in Item 2.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer

     Item 6 of the Schedule 13D is hereby amended by deleting the two paragraphs immediately immediately prior to the final paragraph thereof and replacing them with the following paragraphs.

     As set forth in Item 4, on February 14, 1996, the Selling Securityholders entered into and executed the Purchase Agreement and related Pricing Agreement, each dated February 14, 1996, among the Company and underwriters represented by the Representatives. Each of the Purchase Agreement and the Pricing Agreement is briefly described in Item 4 and copies of each such Agreement are attached as an exhibit hereto and incorporated by reference herein.

     As set forth in Item 4, on February 14, 1996, the Filing Parties entered into and executed the Share Exchange Agreement, dated
February 14, 1996 with Continental. The Share Exchange Agreement is briefly described in Item 4 and a copy of such Agreement is attached as an exhibit hereto and incorporated by reference herein.

Item 7.   Material to be Filed as Exhibits.

Exhibit 1 -- Joint Filing Agreement

Exhibit 2 -- Purchase Agreement

Exhibit 3 -- Pricing Agreement

Exhibit 4 -- Share Exchange Agreement

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  February 16, 1996



                                TPG PARTNERS, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner



                                By:  /s/ James O'Brien
                                   ------------------------
                                Name:   James O'Brien
                                Title:   Vice President


                                TPG PARALLEL I, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner



                                By:  /s/ James O'Brien
                                   ------------------------
                                Name:   James O'Brien
                                Title:   Vice President

                                AIR PARTNERS II, L.P.

                                By:  TPG GenPar, L.P.
                                     General Partner

                                       By:  TPG Advisors, Inc.
                                            General Partner

                                By:  /s/ James O'Brien
                                   ------------------------
                                Name:   James O'Brien
                                Title:   Vice President